Filed by Old National Bancorp

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Old National Bancorp

Commission File No.: 001-15817

Date: November 25, 2024

This filing relates to the proposed merger of ONB Merger Sub, Inc. (“Merger Sub”), an Indiana corporation and a wholly owned subsidiary of Old National Bancorp, an Indiana corporation (“Old National”), with and into Bremer Financial Corporation, a Minnesota corporation (“Bremer”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 25, 2024, by and among Old National, Merger Sub, and Bremer.

The following email was sent to employees of Bremer on November 25, 2024:

Email Subject Line: An important update from Jeanne

Dear Bremer Team,

I have important news to share regarding the future of Bremer Bank. As you may have seen in my earlier morning email, a public announcement has been made that Old National Bank is acquiring Bremer Bank, subject to regulatory approval and customary closing conditions.

I understand this news is surprising to many of you, especially given several years of litigation with the Otto Bremer Trust (OBT). The long-lived litigation with OBT was difficult and disruptive, and as shared in early August, the BFC Board of Directors and the OBT Trustees agreed to settle all disputes. As part of the settlement agreement, a commitment was made to redefine the relationship between the two organizations.

Over the past few months, as we worked to redefine that relationship and the OBT trustees reaffirmed their interest in transferring ownership of Bremer, the BFC Board and OBT trustees determined that a separation of the organizations was the right path. We agreed to a collaborative approach in the separation process to ensure the best possible outcome for all stakeholders, and given our unique ownership structure, the sale of Bremer Bank to a new owner was pursued.

Important to the BFC Board was finding an acquirer with a commitment and connection to community like our own, and we believe we found a strong cultural fit with Old National. When the transaction is finalized, the unique ownership design Otto Bremer created for his banks will no longer exist, however, we worked hard to honor his legacy through a partnership with another community bank that reflects a similar commitment to its communities, employees and customers.

I am committed to supporting all of you through this transition. For more than 80 years, we have steadfastly and earnestly carried out the legacy of our founder, Otto Bremer. And although the Bremer name will no longer be on the door, it is our responsibility as Bremer employees and as the stewards of Otto Bremer’s legacy to maintain our focus on taking care of our customers in all ways needed as they are welcomed as new customers of Old National.

Our leadership team will work closely with Old National to ensure that the transition is as smooth as possible for everyone involved. In our industry, transitions such as this are often met with new and different career opportunities. When our organizations are combined, the new organization will total $70 billion in assets, include a significantly larger footprint, and offer additional banking capabilities and enhanced resources to serve our customers.

I, along with the executive leadership team, will keep you informed during the transition, and I encourage you to share any questions you have with any one of us. Soon you will find a new tile on BremerConnect titled, “Transition Updates.” There, you will find today’s press release, frequently asked questions, customer talking points, and additional information about Old National. This space will be updated as relevant information becomes available to keep you informed during the transition process.

Together, we will navigate this change and continue our commitment to our customers and communities. Bremer is a special place to me, not because of the name we carry, but because of the purpose we embody. While a significant change such as this creates uncertainties, this next chapter of our company is an opportunity to move into the future and embrace new work with the values we’ve held close as a Bremer team. Thank you for all that you do.

All my best,

Jeanne

Jeanne Crain

President & CEO

D  651-312-3606

bremer.com | jhcrain@bremer.com

Bremer Financial Corporation

380 St Peter St

Suite 500

St Paul MN 55102

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between Old National and Bremer Financial Corporation. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Important Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Old National intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Old National capital stock to be issued in connection with the proposed transaction. The Registration Statement will include a proxy statement of Bremer Financial Corporation and a prospectus of Old National (the “Proxy Statement/Prospectus”), and Old National may file with the SEC other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OLD NATIONAL, BREMER FINANCIAL CORPORATION AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Old National, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov) when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, from Old National by accessing Old National’s website at https://ir.oldnational.com. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Old National’s Investor Relations, Old National Bancorp, One Main Street, Evansville, Indiana, 47708, or by calling (812) 464-1366. The information on Old National’s website is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.